September 23, 2008

Mr. Arthur Viola
President and Chief Executive Officer
INFE-Human Resources, Inc.
67 Wall Street, 22nd Floor
New York, NY 10005

      **Re:**    **INFE-Human Resources, Inc.**
                 **Schedule 14C**
                 **Filed September 17, 2008**
                 **File No. 000-50374**

Dear Mr. Viola:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.      You state that holders representing approximately 75.39% of the outstanding voting shares have executed written consents approving an amendment to your Articles of Incorporation. We also note the Security Ownership of Certain Beneficial Owners and Management table on page 4 indicating that your officers, directors and significant shareholders only own approximately 27.7% of your outstanding shares. Please revise your disclosure to identify the shareholders that approved this proposal, and provide a table showing the number of outstanding shares and the percent of outstanding shares that each such shareholder holds.

2.      Please tell us how you obtained the consents of the shareholders who approved this proposal, and provide a legal analysis detailing how acquiring the consents from the shareholders did not constitute a solicitation of proxies.

3.      You state on page 3 that you are in preliminary discussions to secure equity financing, and that the purpose of the increase to your authorized shares is to avoid delay in the event you are able to secure financing. Please confirm for us that the increase in your authorized shares is not currently a condition precedent to any such financing.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 if you have questions regarding these comments or on any related matters.

Sincerely,


Jennifer Gowetski
Senior Counsel